PENN TREATY AMERICAN℠ CORPORATION

THE POWER OF PARTNERSHIPS



05054724





P T A
PENN TREATY AMERICAN

2004 ANNUAL REPORT



PENN TREATY AMERICAN℠ CORPORATION

OUR VISION

To become the number one provider of long term care insurance coverage and administration in the nation while achieving product diversification.

NUMBER ONE MEANS BEST IN CLASS FOR:

Product Selection | Underwriting | Sales | Service | Claim Management

OUR MISSION

To provide a superior portfolio of innovative long term care and related insurance programs designed to enable our policyholders to achieve independent and better quality lifestyles without financially or emotionally encumbering family and loved ones. We pledge to work toward providing steady, profitable growth in order to optimize value for our stakeholders.

We make the following commitments to our stakeholders:

POLICYHOLDERS
To provide reasonably priced and diverse products that offer both financial protection and quality personalized services.

To strive to ensure corporate financial integrity and stability in order to fulfill future obligations.

DISTRIBUTION PARTNERS
To provide a wide offering of competitively priced products, a competitive commission structure, and a premier service platform with consistent, predictable and flexible underwriting.

To provide the education, tools and personalized service necessary to establish and maintain a true partnership.

INVESTORS
To manage the Company's profit drivers in a manner designed to deliver profitability, while balancing the short and long-term objectives of the business.

EMPLOYEES
To provide a work environment that fosters individual growth and provides fair compensation relative to performance while exhibiting the highest commitment to ethical values.

GLOBALLY
To build upon the Company's good reputation and ethical values, and comply with applicable laws and regulations.

WE OFFER OUR INSURANCE PRODUCTS AND SERVICES THROUGH THE FOLLOWING SUBSIDIARIES:

- Penn Treaty Network America Insurance Company℠ (PTNA Life Insurance Company in California)
- American Network Insurance Company℠
- American Independent Network Insurance Company of New York℠
- Network Insurance Senior Health Division, Inc.
- United Insurance Group Agency, Inc.
- Senior Financial Consultants Company

TO OUR SHAREHOLDERS

There can be no doubt that Penn Treaty and the other companies offering long term care insurance are facing an operating environment quite unlike any we have ever seen. The industry is struggling with the need to balance prudent, affordable pricing with meaningful benefits and the ability to issue profitable policies to a broader segment of the market.

As the only pure long term care insurance carrier in the market, Penn Treaty has developed and is executing a clear and concise operating plan that addresses these issues. Despite the turbulent operating environment the industry experienced in 2004, Penn Treaty had a successful year because we remained focused on our key competitive advantages of product selection, underwriting breadth and a strong service platform. During 2004, we achieved a 30% growth in sales levels by issuing $18 million in annualized new premium, while sales within the long term care insurance industry dropped by 25%. We continue to maintain the strong statutory risk-based capital ratios that are displayed by the highest rated insurers. We achieved our core operating earnings target for the year. This illustrates that our in-force business continues to be rehabilitated and has returned to profitability. Our revised risk management protocols continue to be more consistently implemented and are clearly generating value for the Company. We continue to set important milestones in our plans in order to navigate the Company through the years ahead, and seize opportunities that always emerge from turbulent change.



LEFT TO RIGHT:
William W. Hunt, Jr., *President & Chief Executive Officer*
Gary E. Hindes, *Chairman of the Board*

Penn Treaty is well equipped to move forward and continue to grow profitability while many of our competitors struggle. We have developed a four-pronged marketing strategy. We have partnered with a national recruiter to design PTAdvantage℠, an innovative marketing protocol. We are developing new strategic alliances that expose our value proposition to a greater number of distributors and a broader segment of the market. We have created a career agent division through our subsidiary, United Insurance Group, that is dedicated to selling our lines of insurance products. We will continue to implement our FMO (Field Marketing Organization) model, designed to ensure that each and every independent field marketer is trained and equipped to bring to the consumer the very best that Penn Treaty has to offer. Our desire to become the number one provider of long term care insurance has never wavered and will continue to strengthen in 2005 through the implementation of this four-pronged marketing strategy. The key to our future success is diligently working with our distribution and marketing partners who are an integral part of each of these prongs.

With our actuarial and financial partners, we monitor the Company's capital and liquidity position on a regular basis, as well as the evolution of the actual experience displayed by our profit drivers versus what was expected. We have diversified our product offerings by introducing a line of Medicare Supplement insurance products during the third quarter of 2004, and are excited about the introduction of our next generation of long term care insurance, Simple LTC Solution℠.

The baby-boom generation is well into middle age, demanding help and resources for longer, healthier lives. We at Penn Treaty are confident that the products and services we offer will ease our consumers into a happy and comfortable aging process. Penn Treaty continues to be a proactive leader in the evolving long term care insurance market and along the way we are listening, we are learning and we are reacting to the needs of our customers.

We invite you to read through our Annual Report where we hope you will learn a little bit more about our Company, our partnerships, our processes, our dedication and our ongoing commitment to our primary business of long term care insurance.



Gary E. Hindes
Chairman of the Board



William W. Hunt, Jr.
President & Chief Executive Officer

SALES & MARKETING

As a recognized innovator and leader in the long term care insurance industry, Penn Treaty initiated sales and marketing developments during 2004 that have increased and will continue to increase our advantage over the competition. 2004 was a year of substantial growth for the Company in terms of profitability, brand recognition, product development and the enhancement of our sales and marketing network.

GROWTH IN PROFITABILITY

Penn Treaty's 2004 sales figures exceeded those of 2003 by 30%, despite an average decline of 25% across the long term care insurance industry. Penn Treaty recorded $18 million in new long term care annualized premium sales, up from $14 million in 2003. We believe this is based on our growing distribution partnerships, product diversity and underwriting flexibility.

Sales
Annualized Issued Premium


$20
$15
$10
$5
SALES IN MILLIONS
18.0
13.7
5.3
2002
2003
2004
YEARS

PRESENCE IN THE MARKET

2004 was a year of growth in terms of Penn Treaty's presence in the long term care industry. Recommencement of sales in newly approved states during the year include:

- California
- Georgia
- Idaho
- Kentucky
- New Jersey



LEFT TO RIGHT:
Patrick D. Patterson, *Executive Vice President & Chief Marketing Officer*
Derrick E. Brickhouse, *Vice President, Sales & Marketing*

GROWTH IN OUR LONG TERM CARE PRODUCT PORTFOLIO

Penn Treaty offers the deepest product portfolio kit in the market. In May 2004, we introduced our new generation of products: Personal Freedom® 3, Independent Living® 5 and Assisted Living Plus℠ 2. These new products provide our distribution partners with state-of-the-art benefit design and structure, competitive rates, strong commissions, and aggressive underwriting, while maintaining our profitability objectives.

We also developed a cutting-edge product called Simple LTC Solution℠. This product, through its simplified benefit approach with deductible and co-pay features, is designed to make long term care insurance easier to understand, more affordable for the consumer, marketable to middle America and easier for our agents to sell. This product was introduced to the market during the first quarter of 2005.

PRODUCT DIVERSIFICATION

In addition to expanding our long term care insurance product portfolio, product diversity was also one of our goals for 2004. We now offer competitive rates on Medicare Supplement Plans A, B, C, D, and F in 13 states.

DEVELOPMENT OF OUR SALES & MARKETING NETWORK

The Company's four-pronged marketing strategy features the expansion of our sales distribution to promote our growing product portfolio. We are focusing on key partnerships that will take advantage of Penn Treaty's product selection, underwriting breadth and strong service platform.

1. Strategic Alliances – Through our five underwriting classes, we have the flexibility to issue coverage to a wide range of applicants, from the healthiest to those with higher risk profiles. Other insurance carriers have partnered with Penn Treaty in order to offer greater underwriting breadth to their career/captive agents through the sale of Penn Treaty products. This venture is a win-win situation. It allows us to profitably expand sales while other carriers can enhance their agent retention through the placement of more insurance applications. We recently announced that we have entered into alliances with two well-known carriers.

2. PTAdvantage℠ – An innovative insurance marketing protocol, PTAdvantage℠ is designed to facilitate the recruitment of new agents, who traditionally specialize in other financial services, to sell our long term care insurance products. PTAdvantage℠ provides a unique competitive sales advantage through its sales acceleration and policy tracking technology, and an e-mail database of approximately 400,000 life and health insurance agents.

3. Penn Treaty Career Agent Division – Our newly created Career Agent Division, administered through United Insurance Group, operates in 12 states, and primarily focuses on recruiting and training individuals who are beginning their careers as insurance agents. These captive agents are dedicated to selling Penn Treaty products, thus leading to brand loyalty and a consistent flow of business regardless of market conditions.

4. Field Marketing Organizations (FMO's) – We continue to market our products through our loyal base of FMO's, which are large, independent, multi-agent networks. Penn Treaty must constantly compete for shelf space within these independent agencies. Once the principal of an FMO is comfortable with Penn Treaty's value proposition, the FMO's will recruit, train and motivate independent agents to write business with Penn Treaty.

2005-2006 LONG TERM CARE ADVISORY COUNCIL

Our Long Term Care Advisory Council was formed in 2003 to serve as a vital link between Penn Treaty and key executives within our distribution channels. Council members serve for a term of two years. Over the years, our Advisory Council members have played an invaluable role in communicating marketing trends and suggesting ways to grow our business. 2005 marks the beginning of our newest Advisory Council and we are pleased to introduce these new members below.



BACK ROW, LEFT TO RIGHT: *William Hunt, Fredric Clymer, Robert Darnell, Charles Mankamyer, Michael Wingate, James Dubrueler, Chris Nicholls, Jerry Morgan, Brad Coffin, Frank Bell, James Heyer.*

FRONT ROW, LEFT TO RIGHT: *Charles Bennett, Chris Patrick, Mark Goldberg, Todd Armstrong, Robert McClellan, Timothy Otto, Robert Forman, Matthew Sussman, Patrick Patterson, Derrick Brickhouse.*

STRATEGIC OPERATIONS & FINANCE

During 2004, we continued to execute our plan for profitable growth, generating earnings from core operations within our expected range and issuing $18 million of annualized new premium sales. Our results were significantly above 2003 earnings from core operations of approximately $.02 per fully diluted share and sales of $14 million. Our reported earnings from core operations exclude items that we consider to be non-recurring events or other matters that we consider to be extraordinary to our normal business operations.

For the year ended December 31, 2004, we recorded net income of $20.5 million, or $.30 per fully diluted share. The results included an after-tax gain of $25.8 million, or $.30 per fully diluted share, attributable to a market gain recorded on our notional experience account due to declining market interest rates. In comparison, for the year ended December 31, 2003, we recorded a net loss of $13.2 million, or $.63 per fully diluted share. The 2003 results included an after-tax loss of $6.2 million, or $.29 per fully diluted share, attributable to our notional experience account.

In achieving our results, our financial, actuarial and strategic operations divisions partnered in focusing upon three primary objectives:

- The continued strengthening of our capital and liquidity position;
- The profitable pricing of our new business portfolio of insurance products; and
- The improvement of the profit characteristics of our existing business.

CAPITAL MANAGEMENT

During the first quarter of 2004, we issued $16 million of 6.25% subordinated convertible notes due 2008, providing additional capital and parent company liquid funds. In November 2004, we issued an additional $10 million in new notes in anticipation of our liquidity needs for parent debt servicing during 2005 and 2006. With this financial burden



LEFT TO RIGHT:
Bruce Stahl, *Senior Vice President & Chief Actuary*
Mark Cloutier, *Senior Vice President & Chief Financial Officer*
Cameron Waite, *Executive Vice President, Strategic Operations*

eliminated, investor confidence has been strengthened and we are poised to focus more energy upon long-term goals. While our outstanding debt matures in 2008, holders of approximately $45 million of our notes have voluntarily converted their notes into shares of our common stock through early 2005. In addition, our outstanding debt has a mandatory conversion feature, which allows for the full conversion of all remaining debt after October 2005, if the market value of our common stock remains at or above $1.93.

REINSURANCE

In August 2004, our reinsurer discontinued its participation in the reinsurance of new business written after July 31, 2004. This decision had no impact upon policies already issued and in-force. While we have continued to develop opportunities with several potential new carriers, we have not yet completed a new agreement for reinsurance of future business. We are optimistic that this process will be completed in 2005. However, reinsurance of new business is merely one tool for capital management. Our statutory capital ratios are more than sufficient to support our near-term sales initiatives, allowing us the flexibility to seek the best partnership available with potential new reinsurers.

The reinsurance of our business written prior to 2002, which is the cornerstone of our Corrective Action Plan, has performed to our expectations. Through this program, we have fully strengthened our statutory reserves by $125 million. In addition, we have bolstered our claim reserves by approximately $80 million. As a result, all future profits will accumulate toward our intended goal of recapturing this business following December 31, 2007.

PRODUCT PRICING

We continue to monitor the pricing of our new line of long term care insurance products. It is our goal to obtain profit margins on these products that we believe are commensurate with the expectations of our shareholders. During 2004, we continued to file new products throughout the country and successfully gained approval to recommence sales in five additional states, including California, which has historically represented our second largest market. In February 2005, we received approval to sell our flagship product, Personal Freedom® 3, in California, which we believe is critical to our ongoing sales success.

The profitability of our product lines is determined by the performance of several components of our operations, including premium rate levels, net investment returns, retention of policies by renewing policyholders, claims experience and the expense involved in operating our business. Based upon historical and expected future claims experience, we closely monitored our policy premium rate levels and, where appropriate, filed, received approval, and implemented premium rate increases on several existing blocks of business.

ADMINISTRATION

We also recognize that our administrative costs have a material impact upon our profitability, particularly as we recommence and build our sales efforts. While we continued to invest in our sales infrastructure, we remained focused upon reducing our general level of overhead expense. By gaining efficiencies in our support functions through better utilization of technology and process streamlining, we successfully maintained an expense base that was appropriate for our new sales goals.



LEFT TO RIGHT:

Christopher Valuntas, *Vice President & Chief Information Officer*
Jane Bagley, *Vice President, Corporate Counsel & Corporate Secretary*

We have partnered with outside vendors for our daily information technology operations. In addition, we have recently engaged a new vendor to assist us in our system replacement project, which is expected to provide us with productivity improvements, enhanced controls and financial savings. Technology is the backbone of any company's operation, but it is particularly important in the insurance industry. We will continue to invest in technology not only to improve our existing operations, but also to position ourselves as a market leader.

Our accompanying Form 10-K for the period ended December 31, 2004, provides a thorough discussion of our financial condition and results of operations. As we proceed into 2005, we will continue our efforts toward meeting our profit objectives and characteristics for future success.

Loss Ratio

Benefits Expense Divided By Premium Revenue


90%
80%
70%
LOSS RATIO
87.2%
77.0%
72.7%
2002(1)
2003
2004
YEARS

(1) excludes the impact of a refinement of our claims assumptions which increased claim reserves by approximately $80 million.



RISK MANAGEMENT

UNDERWRITING

Through our five underwriting classes, we have the flexibility to issue coverage to a wide range of applicants, from the healthiest to those with higher risk profiles. With over 30 years of long term care insurance experience, our underwriting protocols and tightly controlled review procedures provide consistency, which allows us to focus on issuing policies that drive profitability.

We also provide our agents with meaningful and timely feedback related to the ultimate outcome of the business submitted so that they can better manage their agency operations and increase their efficiency and effectiveness.

We will continue to strive to maintain and improve upon the competitive advantage we have in terms of the underwriting service we offer to our producers.



LEFT TO RIGHT:

Stephen La Pierre, *Senior Vice President, Claim Management & Policyholder Services*
James Heyer, *Senior Vice President, Risk Management*
Todd Armstrong, *Vice President, Underwriting*

CLAIM MANAGEMENT

We strive to promptly and accurately adjudicate long term care insurance claims submitted by, or on behalf of, our policyholders. Our goal is to assist our policyholders through the claim process and to reduce the "time to decision" by incorporating more disciplined document collection protocols.

In 2004, we continued to move toward full interdisciplinary integration of our claim examining and care management teams. This integration was brought about by the implementation of collaborative claim evaluation protocols, which provided for an increased frequency of routine care management review by joint teams of care management and claims examining staff. This enhanced level of interdisciplinary oversight will increase our ability to impact claim duration.

In our care management area, we continue to move toward standardization of the benefit eligibility assessment tool used for face-to-face assessments. This tool is being created by Penn Treaty and will be completed by the second quarter of 2005. Once completed, all external care management organizations, which provide assessments to Penn Treaty, will be required to use this tool. Standardization of the tool will assure consistency in data gathered from all external organizations, provide concise information required by Penn Treaty, and reduce overall expenses for obtaining these services through these external organizations.

We moved to more closely manage each individual claim file by introducing a file distribution process which assigns each file to a designated claim examiner for the life of the file. In addition, once a claim file becomes open and active, it is assigned to an internal RN care manager to be personally



managed at a frequency consistent with the specifics of the file.

We continue to broaden our network of preferred providers available to offer eligible services to our policyholders. This effort will allow policyholders to maximize their claim benefit while reducing claim costs. We will focus on expanding the network of nursing and assisted living facility preferred providers in 2005.

POLICYHOLDER SERVICES

Our policyholder services department receives an average of 4,000 calls per week with an abandonment rate that is almost half of the industry standard. Our goal is to attain one-call resolution for all callers, or to resolve questions within 24-hours. Strong service is at the core of our value proposition.

POLICYHOLDER TESTIMONIAL

I just wanted to take a moment to personally thank each and every member of the Claims Department of Penn Treaty for all the help they have been to me during the past two years. My mother, A. Olga Cramer, has had an Independent Living® II Home Care Policy, which she has been collecting on during the past two years. I am her son, William, who has been providing full-time Home Care as the family Caregiver...



A. Olga Cramer,
Policyholder

Taking care of anyone, especially your mother, on a 24/7 basis is a daunting and emotionally draining task and each and every one of your Claims Department Personnel that I have dealt with over the past two years has ALWAYS given me the support and assistance I have needed...

I want to thank you and the members of your Department for all the encouragement they gave me, the listening, and the appreciation of what I am doing for my mother and for their quick response to my questions.

...I am so grateful to all of you for helping me to help my mother.

Sincerely,

William N. Cramer
Son of A. Olga Cramer



BOARD OF DIRECTORS



Irving Levit

- *Founding Chairman, Penn Treaty American^{SM} Corporation*
- *Retired, Chief Executive Officer, Penn Treaty American^{SM} Corporation*



Gary E. Hindes

- *Managing Director, Deltec Asset Management, LLC*
- *Chairman of the Board, Penn Treaty American^{SM} Corporation*
- *Audit Committee, Financial Expert*
- *Executive Committee*
- *Nominating and Corporate Governance Committee*



William W. Hunt, Jr.

- *President and Chief Executive Officer, Penn Treaty American^{SM} Corporation*
- *Executive Committee*



Alexander M. Clark

- *Managing Director, Advest, Inc.*
- *Audit Committee, Chairman*
- *Executive Committee*
- *Nominating and Corporate Governance Committee*



Patrick E. Falconio

- *Retired, Executive Vice President and Chief Investment Officer of Aegon USA, Inc.*
- *Compensation Committee*



Francis R. Grebe

- *Senior Vice President, The Pennsylvania Trust Company*
- *Compensation Committee*



Matthew W. Kaplan

- *Principal, Northstar Consulting*
- *Nominating and Corporate Governance Committee, Chairman*



Peter M. Ross

- *Consultant, Public Policy*
- *Retired, Senior Policy Scientist, Institute for Public Administration, University of Delaware*
- *Audit Committee*
- *Compensation Committee, Chairman*
- *Executive Committee*



Domenic P. Stangherlin

- *Owner, Line Tool Company*
- *Nominating and Corporate Governance Committee*



SENIOR MANAGEMENT TEAM

The senior management team of Penn Treaty American[SM] Corporation provides the Company with an extraordinary level of experience, talent and integrity.

WILLIAM W. HUNT, JR.
President & Chief Executive Officer

CAMERON B. WAITE
Executive Vice President, Strategic Operations

PATRICK D. PATTERSON
Executive Vice President & Chief Marketing Officer

JAMES HEYER
Senior Vice President, Risk Management

BRUCE A. STAHL
Senior Vice President & Chief Actuary

MARK D. CLOUTIER
Senior Vice President & Chief Financial Officer

STEPHEN R. LA PIERRE
Senior Vice President, Claim Management & Policyholder Services

JANE M. BAGLEY, ESQUIRE
Vice President, Corporate Counsel & Corporate Secretary

DERRICK E. BRICKHOUSE
Vice President, Sales & Marketing

CHRISTOPHER P. VALUNTAS
Vice President & Chief Information Officer



LEFT TO RIGHT:
Mark Cloutier, Stephen La Pierre, James Heyer, Bruce Stahl, Cameron Waite, William Hunt, Jr., Derrick Brickhouse, Jane Bagley, Christopher Valuntas. MISSING FROM PHOTOGRAPH: *Patrick Patterson.*

CORPORATE INFORMATION

STOCK LISTING:
New York Stock Exchange Symbol: PTA

REGISTRAR AND TRANSFER AGENT:
Wachovia Bank, N.A.
Shareholder Service Group
1525 West W.T. Harris Blvd., 3C3
Charlotte, NC 28262-1153
800.829.8432

INDEPENDENT AUDITORS:
PricewaterhouseCoopers LLP
2400 Eleven Penn Center
Philadelphia, PA 19103

COUNSEL:
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market St., 51st Floor
Philadelphia, PA 19103


PTA
PENN TREATY AMERICAN

PENN TREATY AMERICAN℠ CORPORATION

HOME OFFICE:

3440 LEHIGH STREET, ALLENTOWN, PA 18103

PHONE: 800.222.3469/610.965.2222

FAX: 610.965.0668

WWW.PENNTREATY.COM